UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 10, 2021

NOBLE CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-36211	98-1575532
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 281 276-6100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol:	Name of Each Exchange on Which Registered:
Ordinary Shares, par value $0.00001 per share	NE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

On November 10, 2021, Noble Corporation, an exempted company incorporated in the Cayman Islands with limited liability (“Noble”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Noble Finco Limited, a private limited company formed under the laws of England and Wales and an indirect, wholly owned subsidiary of Noble (“Topco”), Noble Newco Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Topco (“Merger Sub”), and The Drilling Company of 1972 A/S, a Danish public limited liability company (“Maersk Drilling”), pursuant to which, among other things, (i) Noble will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Topco, and (ii) (x) Topco will make a voluntary tender exchange offer to Maersk Drilling’s shareholders as described below (the “Offer” and, together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) and (y) upon the consummation of the Offer, if more than 90% of the issued and outstanding Maersk Drilling shares are acquired by Topco, Topco will redeem any Maersk Drilling shares not exchanged in the Offer by Topco for class A ordinary shares, par value $0.00001 per share, of Topco (the “Topco Shares”) or cash under Danish law. The board of directors of Noble and the board of directors of Maersk Drilling have unanimously approved and adopted the Business Combination Agreement.

Corporate Governance

Following the closing of the Business Combination (the “Closing”), assuming all of the Maersk Drilling shares are acquired by Topco through the Offer, Topco will own all of Noble’s and Maersk Drilling’s respective businesses and the former shareholders of Noble and former shareholders of Maersk Drilling will each own approximately 50% of the outstanding Topco Shares. The combined company will be named Noble Corporation, will be domiciled in the United Kingdom and will be headquartered in Houston, Texas. In addition, the board of directors of the combined company (the “Topco Board”) will be comprised of seven individuals, including three individuals designated by Noble, three individuals designated by Maersk Drilling, and Robert W. Eifler, who will serve as the President and Chief Executive Officer of the combined company. Charles M. (Chuck) Sledge, the current Chairman of Noble’s board of directors, will become chairman of the Topco Board, and Claus V. Hemmingsen, the current Chairman of Maersk Drilling’s board of directors, will be one of the three directors designated by Maersk Drilling.

Topco will apply to have Topco Shares listed on the New York Stock Exchange (the “NYSE”) and on Nasdaq Copenhagen.

Terms of the Business Combination

At the effective time of the Merger (the “Merger Effective Time”), subject to the terms and conditions set forth in the Business Combination Agreement, (i) each ordinary share, par value $0.00001 per share, of Noble (a “Noble Share” and collectively, the “Noble Shares”) issued and outstanding immediately prior to the Merger Effective Time will be converted into one newly and validly issued, fully paid and non-assessable Topco Share (the “Merger Consideration”), (ii) each warrant to purchase Noble Shares issued pursuant to that certain Penny Warrant Agreement, dated as of February 5, 2021, by and among Noble, Computershare Inc. and Computershare Trust Company, N.A., and outstanding immediately prior to the Merger Effective Time will be converted into a number of Topco Shares equal to the number of Noble Shares underlying such warrant, and (iii) each warrant to purchase Noble Shares issued pursuant to that certain Tranche 1 Warrant Agreement, that certain Tranche 2 Warrant Agreement and that certain Tranche 3 Warrant Agreement, each dated as of February 5, 2021, by and among Noble, Computershare Inc. and Computershare Trust Company, N.A., and outstanding immediately prior to the Merger Effective Time will be converted automatically into a warrant to acquire a number of Topco Shares equal to the number of Noble Shares underlying such warrant, with the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the applicable warrant agreement. In addition, each award of restricted share units representing the right to receive Noble Shares, or value based on the value of Noble Shares (each, a “Noble RSU Award”) that is outstanding immediately prior to the Merger Effective Time will cease to represent a right to acquire Noble Shares (or value equivalent to Noble Shares) and will be converted into the right to acquire, on the same terms and conditions as were applicable under the Noble RSU Award (including any vesting conditions), that number of Topco Shares equal to the number of Noble Shares subject to such Noble RSU Award immediately prior to the Merger Effective Time.

Terms of the Offer

Subject to the terms and conditions set forth in the Business Combination Agreement, following the approval of certain regulatory filings with the Danish Financial Supervisory Authority, Topco has agreed to commence the Offer to acquire at least 80% of the then outstanding Maersk Drilling shares and voting rights of Maersk Drilling (which percentage may be lowered by Topco in its sole discretion to not less than 70%) (the “Minimum Acceptance Condition”). In the Offer, Maersk Drilling shareholders may exchange each Maersk Drilling share for 1.6137 newly and validly issued, fully paid and non-assessable Topco Shares (the “Exchange Ratio”), and will have the ability to elect cash consideration for up to $1,000 of their Maersk Drilling Shares (payable in DKK), subject to an aggregate cash consideration cap of $50 million. Each Maersk Drilling restricted stock unit award (a “Maersk Drilling RSU Awards”) that is outstanding immediately prior to the acceptance time of the Offer (the “Acceptance Time”) will cease to represent a right to acquire Maersk Drilling shares (or value equivalent to Maersk Drilling shares) and each of Maersk Drilling and Topco will take steps to procure that such Maersk Drilling RSU Awards are converted, at the Acceptance Time, into the right to acquire, on the same terms and conditions as were applicable under the Maersk Drilling RSU Award (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Maersk Drilling shares subject to such Maersk Drilling RSU Award immediately prior to the Acceptance Time and (2) the Exchange Ratio; provided that any fractional Maersk Drilling shares will be rounded to the nearest whole share.

Warranties and Covenants

The Business Combination Agreement contains customary warranties and covenants by Noble, Topco, Merger Sub and Maersk Drilling. The Business Combination Agreement also contains customary pre-closing covenants, including the obligation of Noble and Maersk Drilling to conduct their respective businesses in the ordinary course of business and to refrain from taking specified actions without the consent of the other party. Each of Noble and Maersk Drilling has also agreed not to directly or indirectly solicit competing alternative proposals or to enter into discussions concerning, or provide confidential information in connection with, any competing alternative proposals.

Conditions to the Business Combination

Topco’s obligation to accept for payment or, subject to any applicable rules and regulations of Denmark, pay for any Maersk Drilling shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer is subject to certain customary conditions, including, among others, that (a) the Minimum Acceptance Condition shall have been satisfied, (b) Noble shareholder approval of the Business Combination shall have been obtained, (c) no law shall be in effect that prohibits or makes illegal the consummation of the Business Combination, (d) the warranties of the parties being true and correct to the standards applicable to such warranties and each of the covenants of the parties having been performed or complied with in all material respects, (e) any applicable waiting period or approvals or clearances under applicable antitrust laws shall have expired or been earlier terminated or such approvals or clearances shall have been obtained, (f) any applicable waiting period or approvals or clearances under applicable foreign direct investment laws shall have expired or been earlier terminated or such approvals or clearances shall have been obtained, (g) Topco’s Registration Statement on Form S-4 relating to the issuance of the Topco Shares in the Business Combination and the EU prospectus shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), and the EU prospectus regulation, as applicable, and are not subject to an effective stop order or proceeding seeking a stop order, and (h) the Topco Shares issued in the Business Combination shall have been approved for listing on the NYSE and for trading and official listing on Nasdaq Copenhagen, in each case, subject to official notice of issuance and, in the case of Nasdaq Copenhagen, final approval of the EU prospectus. Maersk Drilling may require that Topco does not accept for payment or, subject to any applicable rules and regulations of Denmark, pay for the Maersk Drilling shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer if certain customary conditions are not met, including, among others, those specified above. Subject to the satisfaction or waiver of the above conditions, the Business Combination is expected to close in mid-2022.

Termination Rights

The Business Combination Agreement contains certain termination rights for both Noble and Maersk Drilling, including, among others:

(a)

by the mutual written consent of Noble and Maersk Drilling (provided that the parties will meet not less than 7 days prior to the End Date (as defined below) and, if the End Date is automatically extended as provided below, to meet again not less than 7 days prior to each revised End Date) to discuss the prospects of satisfying the conditions to the Offer, and to consider in good faith whether this termination right should be exercised);

(b)	by either Noble or Maersk Drilling if:

•

(i) the Acceptance Time has not occurred on or before August 10, 2022 (the “End Date”); provided, however, that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to November 10, 2022; further provided that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to February 10, 2023 and (ii) the party seeking to terminate the Business Combination Agreement pursuant to this bullet shall not have breached its obligations under the Business Combination Agreement in any manner that has been the primary cause of the failure to consummate the Business Combination on or before such date;

•

any court of competent jurisdiction has issued or entered an order permanently enjoining or otherwise prohibiting the consummation of the Business Combination and such order has become final and non-appealable; provided that the party seeking to terminate the Business Combination Agreement pursuant to this bullet shall have used such endeavours as required by the Business Combination Agreement to prevent, oppose and remove such injunction;

•

the Offer has terminated or expired in accordance with its terms (subject to the rights and obligations of Topco and Noble to extend the Offer pursuant to the Business Combination Agreement) without Topco having accepted for payment any shares of Maersk Drilling pursuant to the Offer; provided that the party seeking to terminate the Business Combination Agreement pursuant to this bullet shall not have breached its obligations under the Business Combination Agreement in any manner that is the primary cause of the failure to consummate the Offer;

•	the Noble shareholders have not approved the Business Combination; or

•

a final merger control decision by a governmental entity is issued that either prohibits one or more of the transactions contemplated by the Business Combination Agreement, or prevents the consummation of such transactions without the carrying out of certain actions;

(c)	by Maersk Drilling if:

•

Noble or Merger Sub breaches or fails to perform in any material respect any of its warranties, covenants or other agreements in the Business Combination Agreement that cannot be or is not cured in accordance with the terms of the Business Combination Agreement and such breach or failure to perform would cause applicable closing conditions not to be satisfied; provided that Maersk Drilling is not then in material breach of any warranty, agreement or covenant in the Business Combination Agreement;

•	at any time prior to receipt of Noble shareholder approval if Noble’s board of directors has changed its recommendation with respect to the Business Combination; or

•

certain actions are taken by the UK Competition and Markets Authority (“UK CMA”), Norwegian Competition Authority (Konkurransetilsynet) (“NCA”) or the European Commission (the “EC”) not earlier than May 1, 2022 (with respect to the UK CMA and EC) or July 1, 2022 (with respect to the NCA) (such dates, a “Trigger Date”) and not more than 30 days has passed from the applicable Trigger Date and Maersk Drilling becoming aware of the action so taken; or

(d)

by Noble, (i) if Maersk Drilling breaches or fails to perform in any material respect any of its warranties, covenants or other agreements in the Business Combination Agreement that cannot be or is not cured in accordance with the terms of the Business Combination Agreement and such breach or failure to perform would cause applicable closing conditions not to be satisfied; provided that Noble is not then in material breach of any warranty, agreement or covenant in the Business Combination Agreement or (ii) at any time prior to the Acceptance Time if Maersk Drilling’s board of directors has changed its recommendation with respect to the Offer.

If the Business Combination Agreement is terminated (a) (i) in accordance with the provision described in (1) the first bullet of clause (b) above (End Date), (2) the fourth bullet of clause (b) above (No Noble Shareholder Approval), or (3) the first bullet of clause (c) above due to a breach by Noble of its covenants relating to non-solicitation, holding the Noble shareholder meeting or endeavours to obtain regulatory approvals (Breach of Certain Noble Covenants); (ii) Noble or any other person has publicly disclosed or announced a competing alternative proposal with respect to Noble made on or after the date of the Business Combination Agreement but prior to the Noble shareholder meeting and such competing alternative proposal has not been withdrawn at least 5 days prior to the Noble shareholder meeting (or prior to the termination of the Business Combination Agreement if there has not been a shareholder meeting) and (iii) within 9 months of such termination, Noble consummates a competing acquisition proposal, or (b) by Maersk Drilling as a result of a change in recommendation by Noble’s board of directors, then Noble will pay Maersk Drilling a termination fee equal to $15 million. Further, if the Business Combination Agreement is terminated by Maersk Drilling in accordance with the fifth bullet of clause (b) above (No Antitrust Approval), then Noble will pay Maersk Drilling a termination fee equal to $50 million.

If the Business Combination Agreement is terminated (a) (i) in accordance with the provision described in (1) the first bullet of clause (b) above (End Date), (2) the third bullet of clause (b) above (No Acceptance of Offer) or (3) the second bullet of clause (c) above due to a breach by Maersk Drilling of its covenants relating to non-solicitation or endeavours to obtain regulatory approvals (Breach of Certain Maersk Drilling Covenants); (ii) Maersk Drilling or any other person has publicly disclosed or announced a competing alternative proposal with respect to Maersk Drilling made on or after the date of the Business Combination Agreement but prior to the termination date and such competing alternative proposal has not been withdrawn at least 5 days prior to the earlier of the expiration date of the Offer or termination of the Business Combination Agreement and (iii) within 9 months of such termination, Maersk Drilling consummates a competing acquisition proposal, or (b) by Noble as a result of a change in recommendation by Maersk Drilling’s board of directors, then Maersk Drilling will pay Noble a termination fee equal to $15 million.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Business Combination Agreement and the form of Topco articles of association, which are filed as Exhibit 2.1 and Exhibit 3.1 hereto and incorporated by reference herein.

The Business Combination Agreement contains warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such Business Combination Agreement. The warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Noble does not believe that these schedules contain information that is material to an investment decision.

Irrevocable Undertaking

Concurrently with the entry into the Business Combination Agreement, APMH Invest A/S (“APMH Invest”), which holds approximately 41.6% of the issued and outstanding Maersk Drilling shares, entered into an irrevocable undertaking (the “Undertaking”) with Noble, Topco and Maersk Drilling, pursuant to which APMH Invest has, among other things, agreed to (a) accept the Offer in respect of the Maersk Drilling shares that it owns and not withdraw such acceptance; (b) waive the right to receive any cash consideration in the Offer; (c) vote against any resolution to approve a competing alternative proposal and (d) be bound by certain transfer restrictions with respect to the Maersk Drilling shares that it owns subject to certain exceptions. The Undertaking will lapse if (i) the Business Combination Agreement is terminated in accordance with its terms; (ii) Topco announces that it does not intend to make or proceed with the Business Combination or (iii) the Offer lapses or is withdrawn and no new, revised or replacement offer is announced within 10 business days. In addition, certain other Maersk Drilling shareholders related to APMH Invest, which hold approximately 12% of the issued and outstanding Maersk Drilling shares, have expressed their intention to accept or procure the acceptance of the Offer in respect of the Maersk Drilling shares that they own.

The foregoing summary of the Undertaking does not purport to be complete and are subject to, and qualified in its entirety by, the full text of the Undertaking, which is filed as Exhibit 10.1 to this Form 8-K and incorporated herein by reference.

Voting Agreements

Concurrently with the entry into the Business Combination Agreement, Noble and Maersk Drilling entered into voting agreements (collectively, the “Voting Agreements”) with certain Noble shareholders (each, a “Noble Supporting Shareholder”), which collectively hold approximately 53% of the issued and outstanding Noble Shares. Pursuant to the Voting Agreements, each Noble Supporting Shareholder has, among other things, agreed to (a) consent to and vote (or cause to be voted) its Noble Shares (i) in favor of all matters, actions and proposals contemplated by the Business Combination Agreement for which Noble shareholder approval is required and any other matters, actions or proposals required to consummate the Business Combination in accordance with the Business Combination Agreement, and (ii) among other things, against any competing alternative proposal; (b) be bound by certain other covenants and agreements relating to the Business Combination and (c) be bound by certain transfer restrictions with respect to a portion of their securities, subject to certain exceptions. The Voting Agreements will terminate upon the earliest to occur of (x) the date that is ten months from the date of the Voting Agreements, (y) the closing date of the Business Combination and (z) the termination of the Business Combination Agreement pursuant to its terms. Notwithstanding the foregoing, each Noble Supporting Shareholder will have the right to terminate the applicable Voting Agreement if the Business Combination Agreement has been amended in a manner that materially and adversely affects such Noble Supporting Shareholder (including, without limitation, a reduction of the economic benefits to the Noble Supporting Shareholders contemplated thereby or an extension of the End Date beyond the date (as such date may be extended) set forth in the Business Combination Agreement.

The foregoing summary of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Voting Agreement, which is filed as Exhibit 10.2 to this Form 8-K and incorporated herein by reference.

Relationship Agreement

At the Closing, Topco will enter into a Relationship Agreement (the “Relationship Agreement”) with certain funds and accounts (the “Existing Noble Investor”) party to the Relationship Agreement dated February 5, 2021 by and between Noble and the other parties thereto and APMH Invest, which will set forth certain director designation rights of such Topco shareholders following the Closing. In particular, pursuant to the Relationship Agreement, each of the Existing Noble Investor and APMH Invest will be entitled to designate (a) two nominees to the Topco Board so long as the Existing Noble Investor or APMH Invest, as applicable, owns no fewer than 20% of the then outstanding Topco Shares and (b) one nominee to the Topco Board so long as the Existing Noble Investor or APMH Invest, as applicable, owns fewer than 20% but no fewer than 15% of the then outstanding Topco Shares. Each nominee of the Existing Noble Investor and APMH Invest will meet the independence standards of the NYSE with respect to Topco; provided, however, that APMH Invest may be permitted to have one nominee who does not meet such independence standards so long as such nominee is not an employee of Topco or any of its subsidiaries.

The foregoing summary of the Relationship Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the form of Relationship Agreement, which is filed as Exhibit 10.3 to this Form 8-K and incorporated herein by reference.

Registration Rights Agreement

At the Closing, Topco will enter into a Registration Rights Agreement (the “RRA”) with APMH Invest pursuant to which, among other things, and subject to certain limitations set forth therein, APMH Invest will have customary demand and piggyback registration rights. In addition, pursuant to the RRA, APMH will have the right to require Topco, subject to certain limitations set forth therein, to effect a distribution of any or all of its Topco Shares by means of an underwritten offering. Topco is not obligated to effect any underwritten offering unless the dollar amount of the securities of APMH Invest to be sold is reasonably likely to result in gross sale proceeds of at least $20 million.

The foregoing summary of the RRA does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the form of RRA, which is filed as Exhibit 10.4 to this Form 8-K and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On November 10, 2021, Noble and Maersk Drilling issued a joint press release announcing the execution of the Business Combination Agreement. A copy of the joint press release is furnished hereto as Exhibit 99.1.

In addition, on November 10, 2021, Noble provided supplemental information regarding the Business Combination in connection with a presentation to investors and to its employees. A copy of the investor presentation and employee communication is attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Noble under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K shall not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibits 99.1 and 99.2.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Topco will file a Registration Statement on Form S-4 with the SEC that will include (1) a proxy statement of Noble that will also constitute a prospectus for Topco and (2) an offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco Shares. When available, Noble will mail the proxy statement/prospectus to its shareholders in connection with the vote to approve the merger of Noble and a wholly-owned subsidiary of Topco, and Topco will distribute the offering prospectus in connection with the exchange offer. Should Maersk Drilling and Noble proceed with the proposed Business Combination, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus (if and when it becomes available) and other documents filed with the SEC by Maersk Drilling, Noble and Topco through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or on Noble’s website at www.noblecorp.com or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Participants in the Solicitation

Maersk Drilling, Noble and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of Maersk Drilling and Noble, respectively in connection with the proposed Business Combination. Shareholders may obtain information regarding the names, affiliations and interests of Noble’s directors and officers in Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 12, 2021, as amended on April 16, 2021. To the extent the holdings of Noble’s securities by the Noble’s directors and executive officers have changed since the amounts set forth in such annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Maersk Drilling’s directors and officers is contained in Maersk Drilling’s Annual Report for the fiscal year ended December 31, 2020 and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed Business Combination will be included in the proxy statement/prospectus relating to the proposed Business Combination when it is filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities, (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Business Combination Agreement by the shareholders of Noble, the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (iv) the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the Business Combination on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed Business Combination disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed Business Combination, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the Business Combination Agreement or the proposed Business Combination, (viii) the ability of Topco to list the Topco Shares on NYSE or the Nasdaq Copenhagen, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, and (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed Business Combination, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed Business Combination, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the Business Combination, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed Business Combination on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the Business Combination will be those that we have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble with the SEC and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling. Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of November 10, 2021, by and among Noble Corporation, Noble Finco Limited, Noble Newco Sub Limited and The Drilling Company of 1972 A/S.

3.1	Form of Topco Articles of Association.

10.1	Irrevocable Undertaking, dated as of November 10, 2021, by and among APMH Invest A/S, Noble Corporation, Noble Finco Limited and The Drilling Company of 1972 A/S.

10.2	Form of Voting Agreement.

10.3	Form of Relationship Agreement.

10.4	Form of Registration Rights Agreement.

99.1	Joint Press Release, dated as of November 10, 2021.

99.2	Investor Presentation, dated as of November 10, 2021.

99.3	Employee Letter and Q&A, dated as of November 10, 2021.

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. Noble agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOBLE CORPORATION

By:	/s/ William E. Turcotte
Name:	William E. Turcotte
Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: November 10, 2021